United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On April 14, 2014, at 9:30am, met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ, Messrs. Dan Conrado — Chairman, Marcel Juviniano Barros, Robson Rocha, Renato da Cruz Gomes, Oscar Augusto de Camargo Filho, João Batista Cavaglieri and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Hayton Jurema da Rocha, Luiz Maurício Leuzinger and Laura Bedeschi Rego de Mattos. Present, also, Mr. Clovis Torres, as Secretary. Therefore, the Board of Directors has unanimously resolved upon the following: “3.1.1 PAYMENT OF 1st INSTALLMENT OF VALE’S SHAREHOLDERS REMUNERATION 2014 — In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 30, 2014, the Board of Directors, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Mr. Aníbal Moreira dos Santos, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, approved the payment, as of April 30, 2014, of the first installment of shareholder’s remuneration for 2014, in the total amount of R$4,632,390,000.00, to be paid as interest on shareholders equity, representing an advance of the remuneration from the profit of the 2014 fiscal year, equivalent to R$0.898904129 per outstanding common or preferred shares issued by Vale, which is subject to withholding income tax at the current applicable rate. All the holders, which on April 14, 2014 have shares issued by Vale, which on April 17, 2014 have Vale’s American Depositary Receipts or Vale’s Hong Kong Depositary Receipts, the latter at the close of business on April 17, 2014, shall be entitled to receive such payment.”; and “3.1.2 RESIGNATION AND NOMINATION OF MEMBER OF THE BOARD OF DIRECTORS — The Board of Directors approved the nomination of Mr. Hiroyuki Kato, Japanese, married, economist, bearer of the passport # TH6135863, resident and domiciled at 1-19-18-1209, Shibuya, Shibuya-ku, Tokyo, Japan, as member of the Vale’s Board of Directors, in replacement of. Mr. Fuminobu Kawashima. The Director appointed herein, whose term shall last until the first Shareholders’ General Meeting to be held after the Ordinary and

Extraordinary General Meetings convened to April 17, 2014, (i) declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976) and (ii) designated Mr. Isao Funaki, Japanese, married, bearer of the identity card RNE # V301898-L, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #829.540.970-00, resident and domiciled at Rua Almirante Guilhem, 421, Bloco 2, apto. 303, in the City of Rio de Janeiro, RJ, for the provisions established at Article 146, § 2, of the Brazilian Corporate Law (Law # 6.404/1976). The Board of Directors expressed its gratitude to Mr. Fuminobu Kawashima for the services rendered to the company.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, April 14 2014.

Clovis Torres

Secretary

Press Release

Vale pays first tranche of the 2014 minimum dividend

Rio de Janeiro, April 14, 2014 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the first installment of the 2014 minimum dividend to shareholders amounting to US$ 2.1 billion (R$ 4,632,390,000.00), equivalent to US$ 0.407499945 (R$ 0.898904129) per outstanding common or preferred share (5,153,374,926).

Vale’s Executive Board proposal for the dividend to be paid to its shareholders in 2014, publicly disclosed on January 30, 2014, established a minimum amount for the year of US$ 4.2 billion, equivalent to US$ 0.814999890 per outstanding common or preferred share, to be paid in two installments, on April 30 and October 31, 2014. The dividend was proposed in accordance with Vale’s dividend policy.

Form of payment

Payment of the first tranche of the minimum dividend will be made as follows:

1.              Distribution of R$ 4,632,390,000.00 equivalent to R$ 0.898904129 per outstanding common or preferred share, based on the number of shares on April 14, 2014 (5,153,374,926), being in the form of interest on capital.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 11, 2014, of R$ 2.2059 per US dollar, as announced on January 30 and March 28, 2014.

2.              The payment will be made from April 30, 2014 onwards. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on May 7 and 12, 2014, respectively. A withholding income tax will be levied on the amount distributed as interest on capital, in accordance with Brazil’s tax code.

3.              The record date is at the close of business for the owners of shares traded on the BM&F Bovespa is April 14, 2014. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is April 17, 2014 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is April 17, 2014. All shareholders on these respective record dates will have the right to the dividend payment.

4.              Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of April 15, 2014, and on HKEx as of April 16, 2014.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

On March 31th, 2014, at 9:30 am, met, ordinarily, at Vale’s head office, ate Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Marcelo Amaral Moraes — Chairman, Aníbal Moreira dos Santos, Arnaldo José Vollet, and the alternate member Mr. Paulo Fontoura Valle. Present, also, Mr. Cleber Santiago, as secretary. Therefore, the Fiscal Council was informed upon following subject:

12 — REMUNERATION TO SHAREHOLDERS: Attended to the meeting Mrs. Sônia Zagury, Finance Director, and Mr. Felipe Aigner, Financial Management Director, that did an explanation about the cash balance of the company.

The members of the Fiscal Council analyzed the Executive Board’s proposal represent the payment of the first installment of shareholders remuneration, to be referred to the Board of Directors, as DDE-104/2014. At the end was issued an “OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS”, attached to the minute.

I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.

Rio de Janeiro, March 31, 2014.

Cleber Santiago

Secretary

OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of first installment of shareholders remuneration, as DDE-104/2014, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, March 31, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 14, 2014		Director of Investor Relations